  Exhibit 99.1

CANAGOLD RESOURCES LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold to Host a Webinar on Wednesday, September 22 at 9:00am PDT / 12:00pm EDT to Provide a Company Update on the New Polaris Project
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Vancouver, Canada – September 20, 2021 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) would like to invite interested shareholders to join CEO and Director, Scott Eldridge and Vice President, Exploration Tory Gill, P.Geo, for a webinar detailing recent progress in the Company’s ongoing drill program at its 100% owned New Polaris project in northwestern British Columbia near Atlin, BC.

The Canagold Resources webinar will take place on Wednesday, September 22 at 9:00 am PDT / 12:00 pm EDT. Management will be available to answer questions following the presentation. Online registration and participation details may be found at the following link:

https://us02web.zoom.us/webinar/register/WN_VuzUgp0RQkuquTYTFaI6hQ

For those unable to participate, a recording of the webinar will be posted to the Company’s web site following the live broadcast.

On behalf of the Board of Directors,

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Scott Eldridge, CEO, at Cell: (604) 722-5381 Email: scott@canagoldresources.com, or Knox Henderson, VP Corporate Development, Toll Free: 1-877-684-9700 Tel: (604) 416-0337 Cell: (604) 551-2360 Email: knox@canagoldresources.com
Website: www.canagoldresources.com